Exhibit 99.1

B Communications Ltd.

Condensed Consolidated Interim
Financial Statements

June 30, 2013
(Unaudited)

B Communications Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

 (In millions)

			Convenience
			translation into
			U.S. dollars
			(Note 2C)
	June 30	June 30	June 30	December 31
	2012	2013	2013	2012
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	634	646	179	757
Investments, including derivative financial
instruments	996	2,106	582	1,484
Trade receivables, net	3,116	2,863	791	2,927
Other receivables	347	339	94	330
Inventory	206	142	39	123
Assets classified as held-for-sale	163	238	66	164

Total current assets	5,462	6,334	1,751	5,785

Investments, including derivative financial
instruments	95	89	25	90
Long-term trade and other receivables	1,324	817	226	1,074
Property, plant and equipment	6,925	6,626	1,831	6,911
Intangible assets	7,682	6,966	1,925	7,252
Deferred and other expenses	409	394	108	384
Investment in equity-accounted investee
(mainly loans)	1,019	1,015	281	1,005
Deferred tax assets	*172	66	18	*128

Total non-current assets	17,626	15,973	4,414	16,844

Total assets	23,088	22,307	6,165	22,629

* Restated following retrospective application see note 3.

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

 (In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2C)
	June 30	June 30		June 30		December 31
	2012	2013		2013		2012
	NIS	NIS		US$		NIS
	(Unaudited)	(Unaudited)		(Unaudited)		(Audited)

Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,060	1,497		414		1,582
Trade payables	901	686		190		792
Other payables, including derivative
financial instruments	719	669		185		734
Dividend payable	669	338		93		669
Current tax liabilities	572	732		202		588
Provisions	174	124		34		145
Employee benefits	*318	273		75		*251
Total current liabilities	4,413	4,319		1,193		4,761

Debentures	5,105	5,420		1,498		5,018
Bank loans	6,515	6,227		1,721		6,422
Loans from institutions and others	545	542		150		540
Dividend payable	322	-		-		-
Employee benefits	*246	256		71		*260
Other liabilities	83	86		24		67
Provisions	70	67		19		66
Deferred tax liabilities	1,249	1,063		293		1,159
Total non-current liabilities	14,135	13,661		3,776		13,532

Total liabilities	18,548	17,980		4,969		18,293

Equity
Share capital	3	3		1		3
Share premium	1,057	1,057		292		1,057
Treasury shares	(** )	(**	)	(***	)	(**	)
Other reserves	(87)	(104)		(28)		(101)
Retained earnings (accumulated deficit)	(40)	102		28		*1

Total equity attributable
to equity holders of the Company	*933	1,058		293		960
Non-controlling interests	*3,607	3,269		903		*3,376

Total equity	4,540	4,327		1,196		4,336

Total liabilities and equity	23,088	22,307		6,165		22,629

*	Restated following retrospective application see note 3.
**	Represents an amount less than NIS 1.
***	Represents an amount less than US$ 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Income for the

 (In millions, except per share data)

	Six months period ended			Three months period ended
	June 30			June 30
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	5,335	4,756	1,315	2,595	2,351	650

Cost and expenses
Depreciation and amortization	1,318	981	271	593	489	135
Salaries	1,017	969	268	505	469	130
General and operating expenses	2,052	1,720	475	970	831	230
Other operating expenses
(income), net	70	(29)	(8)	70	12	3

	4,457	3,641	1,006	2,138	1,801	498

Operating income	878	1,115	309	457	550	152

Financing expenses (income)
Finance expenses	477	408	113	287	212	59
Finance income	(312)	(264)	(73)	(130)	(133)	(37)

Financing expenses, net	165	144	40	157	79	22

Income after financing
expenses, net	713	971	269	300	471	130

Share of losses in
equity-accounted investee	141	107	30	83	67	18

Income before income tax	572	864	239	217	404	112

Income tax	243	286	79	106	133	37

Net income for the period	329	578	160	111	271	75

Income (loss) attributable to:
Owners of the company	(1)	101	28	(30)	40	11
Non-controlling interests	330	477	132	141	231	64

Net income for the period	329	578	160	111	271	75

Earnings (loss) per share
Basic income (loss) per share	(0.03)	3.37	0.93	(1.01)	1.33	0.37
Diluted income (loss) per share	(0.05)	3.37	0.93	(1.01)	1.32	0.36

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Comprehensive Income for the

 (In millions)

	Six months period ended			Three months period ended
	June 30			June 30
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income for the period	329	578	160	111	271	75

Other comprehensive income
items that will not be
transferred to profit or loss
Actuarial losses, net of tax	-	-	-	-	-	-
Other comprehensive income
that after initial recognition
in comprehensive income will
be transferred to profit or loss,
net of tax	(8)	(10)	(3)	(2)	(17)	(5)
Other comprehensive income
for the period, net of tax	(8)	(10)	(3)	(2)	(17)	(5)

Total comprehensive income
for the period	321	568	157	109	254	70

Attributable to:
Owners of the Company	(3)	98	27	(30)	35	10
Non-controlling interests	324	470	130	139	219	60

Total comprehensive income
for the period	321	568	157	109	254	70

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

 (In millions except share data)

	Attributable to owners of the Company
	Share capital
							Retained
							earnings		Non-
	Number of		Share	Treasury		Other	(Accumulated		Controlling	Total
	Shares(1)	Amount	premium	Shares		reserves (2)	deficit)	Total	interests	equity
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS

For the six months period ended
June 30, 2012 (unaudited)

Balance as at January 1, 2012 (audited)	29,889,045	3	1,057	(**	)	(87)	*(39)	934	*4,061	4,995
Share-based compensation in subsidiary	-	-	-	-		-	-	-	39	39
Acquisition of non-controlling interests	-	-	-	-		(10)	-	(10)	(67)	(77)
Exercise of options in a subsidiary	-	-	-	-		1	-	1	9	10
Transactions with non-controlling interests	-	-	-	-		11	-	11	(14)	(3)
Dividends to non-controlling interests	-	-	-	-		-	-	-	(741)	(741)
Distribution to non-controlling
interests less their investment in a subsidiary	-	-	-	-		-	-	-	(4)	(4)
Other comprehensive income, net of tax	-	-	-	-		(2)	-	(2)	(6)	(8)
Net income (loss) for the period	-	-	-	-		-	(1)	(1)	330	329
Comprehensive income (loss) for the period	-	-	-	-		(2)	(1)	(3)	324	321

Balance as at June 30, 2012 (unaudited)	29,889,045	3	1,057	(**	)	(87)	(40)	933	3,607	4,540

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interest.

*	Restated following retrospective application see note 3.
**	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity (cont'd)

 (In millions except share data)

	Attributable to owners of the Company
	Share capital
							Retained				translation
							earnings		Non-		Into U.S.
	Number of		Share	Treasury		Other	(Accumulated		Controlling	Total	dollars
	Shares(1)	Amount	premium	Shares		reserves (2)	deficit)	Total	interests	equity	(Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$
For the six months period ended
June 30, 2013 (unaudited)

Balance as at January 1, 2013 (audited)	29,889,045	3	1,057	(	**)	(101)	1	960	3,376	4,336	1,199
Share-based compensation in subsidiary	-	-	-	-		-	-	-	16	16	4
Exercise of options in a subsidiary	-	-	-	-		-	-	-	1	1	***
Dividends to non-controlling interests	-	-	-	-		-	-	-	(594)	(594)	(164)
Other comprehensive income, net of tax	-	-	-	-		(3)	-	(3)	(7)	(10)	(3)
Net income for the period	-	-	-	-		-	101	101	477	578	160
Comprehensive income (loss) for the period	-	-	-	-		(3)	101	98	470	568	157

Balance as at June 30, 2013 (unaudited)	29,889,045	3	1,057	(	**)	(104)	102	1,058	3,269	4,327	1,196

(1)	Net of treasury shares.
(2)	Including reserve from with non-controlling interest.

*	Restated following retrospective application see note 3.
**	Represents an amount less than NIS 1.
***	Represents an amount less than US$ 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows for the

(In millions)

	Six months period ended
	June 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income for the period	329	578	160

Adjustments:
Depreciation and amortization	1,318	981	271
Share of losses of equity accounted investees	141	107	30
Finance expenses, net	240	218	61
Capital loss (gain), net	78	(58)	(16)
Share-based compensation	39	16	4
Income tax expenses	243	286	79
Income from derivative financial instruments, net	(6)	(10)	(3)

Change in inventory	(7)	(22)	(6)
Change in trade and other receivables	90	276	76
Change in trade and other payables	(100)	(81)	(22)
Changes in provisions	(12)	(21)	(6)
Changes in employee benefits	(65)	18	5
Net income tax paid	(308)	(213)	(59)

Net cash provided by operating activities	1,980	2,075	574

Cash flows from investing activities

Purchase of property, plant and equipment	(700)	(497)	(137)
Investment in intangible assets and deferred expenses	(142)	(93)	(26)
Proceeds from the sale of property, plant and equipment	69	166	46
Change in investments, net	290	(608)	(168)
Proceeds from disposal of investments	93	8	2
Other	24	24	7

Net cash provided by (used in) investing activities	(366)	(1,000)	(276)

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.
Condensed Consolidated Statements of Cash Flows for the (cont’d)

 (In millions)

	Six months period ended
	June 30
			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities

Loans received	-	-	-
Proceeds from issuance of debentures, net	122	869	240
Repayment of debentures and loans	(912)	(764)	(211)
Interest paid	(404)	(349)	(96)
Dividends paid by Bezeq to non- controlling interests	(1,085)	(940)	(260)
Transactions with non- controlling interests	(80)	-	-
Others	10	(2)	(1)

Net cash used in financing activities	(2,349)	(1,186)	(328)

Net increase (decrease) in cash and cash equivalents	(735)	(111)	(30)

Cash and cash equivalents as
at the beginning of the period	1,369	757	209

Cash and cash equivalents as at the end of the period	634	646	179

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

B Communications Ltd. (“the Company”) is an Israel-based company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The condensed consolidated interim financial statements of the Company as at and for the three and six months periods ended June 30, 2012 and 2013 comprises the Company and its subsidiaries (“the Group”) and the Group’s interests in associates. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet-Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended 31 December, 2012. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2012 ("annual financial statements").

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on September 2, 2013.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements.

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at June 30, 2013, have been presented in dollars, translated at the representative rate of exchange as at June 30, 2013 (NIS 3.618 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

As from January 1, 2013 the Group applies the following standards and amendments ("the New Standards"):

(1)
A new suite of accounting standards: Consolidation of Financial Statements (IFRS 10), Joint Arrangements (IFRS 11) and Disclosure of Involvement with Other Entities (IFRS 12). The application of the new standards had no material impact on the Company’s financial statements including IFRS 10 with regards to the absence of Bezeq's de facto control of DBS and the Company's de facto control of Bezeq.

(2)
IFRS 13, Fair Value Measurement. The application of the New Standards had no material impact on the Company’s financial statements. The application of IFRS 13 requires particular disclosure of fair value of financial instruments in interim financial statements that are provided in note 11.

(3)
As from January 1, 2013, the Group applies the amendment to IAS 19, Employee Benefits (“the Amendment”). As a result of the application of the Amendment the measurement method of the liability regarding vacation day’s changed. In addition, at the date of the first time application of the Amendment, Bezeq recognized the full obligation to employees transferred from state service to Bezeq, which until that time was treated as the cost of past services and Bezeq had to recognize it over the future service period. The change in accounting policy was applied retrospectively. Consequently, the Company restated its consolidated statement of income and its consolidated statement of comprehensive income for 2012 increasing its net income attributable to owners of the Company by NIS 1. In addition, the Company decreased its equity attributable to equity holders of the Company as at June 30, 2012 and December 31, 2012 by NIS 2 and NIS 1, respectively.

Note 4 - Group entities

A detailed description of the Group entities appears in Note 13 to the Company's annual financial statements as at December 31, 2012. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

A.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (“DBS”)

(1)
Since the beginning of its operations, DBS has accumulated substantial losses, including losses of NIS 310 and NIS 162 in the six-month periods ended June 30, 2012 and 2013. As a result of these losses, the accumulated capital deficit and working capital deficit of DBS as at June 30, 2013 amounted to NIS 4,123 and NIS 590, respectively.

(2)
As at June 30, 2013, DBS is in compliance with the financial covenants under its financing agreements and the debentures. As at June 30, 2013 DBS is in compliance with the debt-EBITDA ratio covenant set out in Deed of Trust B (as at June 30, 2013, DBS's debt-EBIDTA ratio was 3.2). In addition, DBS is in compliance with the maximum debt/EBITDA ratio covenant in accordance with Debenture 2012 (as at June 30, 2013, the debt/EBITDA ratio was 3) and the maximum debt/(E-C) ratio covenant (as at June, 2013, the debt/(E-C) ratio was 8.5).

For further information about the financing sources in and subsequent to the reporting date, see the note 4A(4) below.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont’d)

A.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (“DBS”) (cont'd)

(3)
The management of DBS believes that the financial resources available to it, that include increasing its working capital deficit and its potential ability to raise additional debt, will be sufficient to meet its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources will be required to meet its operational requirements in the coming year, DBS will adjust its operations so that no additional resources beyond those available to it will be required.

(4)
On March 13, 2013, S&P Maalot determined an ilA rating for additional debt issuance by DBS through a new issue of debentures and/or an expansion of an existing debenture series in relation to a total financing of up to NIS 200 par value. In the first half of 2013, DBS issued NIS 99.7 of debentures (Series B) by expanding the series.

B.
On April 8, 2013, a shareholder of Bezeq filed a statement of claim against Bezeq and the Company with the Tel Aviv Economic Affairs Court, petitioning the court to declare that the Company has a personal interest in Bezeq’s distribution of the fifth installment of the NIS 3 billion special dividend that was pending approval of the general meeting. On April 21, 2013, the court dismissed a motion to shorten procedures to resolve the claim filed by the plaintiff. The next hearing in this litigation is scheduled to take place in November 2013.

C.
On May 13, 2013, Bezeq distributed a cash dividend to its shareholders amounting to NIS 861 (representing NIS 0.3159446 per share). Together with this distribution, the fifth payment of the special distribution (described in Note 13B to the annual financial statements) amounting to NIS 500 was paid (representing NIS 0.1834754).

D.
On August 27, 2013 shareholders at the General Meeting of Bezeq approved the payment of a dividend of NIS 969 to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, was paid on September 15, 2013 (the "payment date"). The Company received approximately NIS 300 (US$ 83) from this distribution.

On September 15, 2013, Bezeq also distributed to Bezeq's shareholders the six and final NIS 500 installment of the NIS 3 billion special dividend that was approved by its shareholders on January 24, 2011. The Company received approximately NIS 155 (US$ 43) as a special dividend on the payment date.

The two dividends amounted to NIS 455 (US$ 126).

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities

As at June 30, 2013, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were pending against the Group including claims initiated during the six months ended June 30, 2013 (the “Legal Claims”).

In the opinion of the managements of the Group companies, which in each case is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 110, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond the provision stated above) as at June 30, 2013, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.2 billion. There is also an additional exposure of NIS 623 for claims, the chances of which cannot yet be assessed.

In addition, certain motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claims.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

A.	Following is a detailed description of the Group's contingent liabilities as at June 30, 2013, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have broad ramifications in Bezeq.	63	212	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	15	2,750	608

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities (cont’d)

A.	Following is a detailed description of the Group's contingent liabilities as at June 30, 2013, classified into groups with similar characteristics (cont’d):

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from these claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	87	-

Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	* 3,981	15

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes).	17	164	-

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	47	-
		110	7,241	623

*	Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013, pending court approval.

B.	Subsequent customer claims

Subsequent to the reporting date, customer claims amounting to NIS 248 were filed against Group companies. At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 526 were resolved. The costs to the Group companies for these claims are insignificant.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities (cont’d)

C.	Contingent claims referring to the Group entities

(1)	Contingent liabilities referring to DBS

As at June 30, 2013, the exposure for claims against DBS for various matters amounted to a total of NIS 104 (before linkage and interest).

In addition, subsequent to the reporting date, in July 2013, a claim and motion for certification of a class action were filed against DBS and Hot for alleged unlawful advertising during the companies' broadcasts. The plaintiffs did not state the amount of the claim. Due to the preliminary stage of the case, DBS is unable to estimate the chances of the claim.

(2)	Contingent liabilities referring to Shopmind Ltd. (a jointly-owned company with 50% of the shares held by Walla)

As at June 30, 2013, the exposure for claims against Shopmind Ltd. for various matters amounted to NIS 52. Shopmind also has additional exposure of NIS 100 for a claim, which at this stage cannot be assessed, and for another class action for which an exact amount has not been stated.

Note 6 - Capital and Capital Reserves

	Authorized	Registered and paid up		Authorized	Registered and paid up
	December 31	December 31		June 30	June 30
	2012	2012		2012 and 2013	2012 and 2013
	Number of shares			Number of shares
Ordinary
shares of
NIS 0.1 par
value each	50,000,000	29,889,045	*	50,000,000	29,889,045	*

* Net of 19,230 treasury shares.

On June 27, 2013 Internet Gold sold 3,571,741 ordinary shares of the Company, in an aggregate purchase price of approximately NIS 125 to Norisha Holdings Limited ("NHL"). The shares sold represent approximately 11.95% of the Company’s issued and outstanding shares. NHL is a holdings company incorporated under the laws of The British Virgin Islands. NHL is fully owned by The Solidenergy Trust and the sole beneficiary of the Trust is Mr. Teddy Sagi. According to the Share Purchase Agreement, NHL may be entitled to receive up to 892,935 ordinary shares from Internet Gold without additional consideration pursuant to a price adjustment (the "Adjustment Shares"). According to the Share Purchase Agreement if the number of Adjustment Shares transferred will be lower than 892,935, NHL will have the option to purchase the remainder of the 892,935 shares from Internet Gold according to a price mechanism detailed in the Share Purchase Agreement.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7- Transactions with Related Parties

A.
Further to Note 32.E.1 to the annual financial statements regarding approval of the Bezeq's Board of Directors for the agreement between DBS and Space Communications Ltd. ("Space") to lease space segments, in May 2013, the general meeting of Bezeq and DBS approved the agreement.

B.
On June 13, 2013, the general meeting of Bezeq's shareholders approved (after approval of the its compensation committee and Board of Directors) the amended agreement between Bezeq and Eurocom Communications Ltd. to provide Bezeq with ongoing management and consultation services for NIS 5.5 per year. The term of the agreement is for three years, as from June 1, 2013 (the termination date of the current management agreement) through May 31, 2016, unless one of the parties gives three-months notice of termination of the agreement.

Note 8 - Revenues

	Six months period ended			Three months period ended
	June 30			June 30
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Domestic fixed line
communications
Fixed line telephony	1,124	979	271	550	484	134
Internet - infrastructure	581	631	174	285	323	89
Transmission and data
communication	393	394	109	197	194	54
Other services	120	111	31	54	52	14
	2,218	2,115	585	1,086	1,053	291

Cellular
Cellular services and terminal
equipment	1,649	1,377	380	836	680	188
Sale of terminal equipment	700	469	130	290	219	61
	2,349	1,846	510	1,126	899	249

International communications,
internet services and NEP	638	676	187	316	340	94

Others	130	119	33	67	59	16

	5,335	4,756	1,315	2,595	2,351	650

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - General and Operating Expenses

	Six months period ended			Three months period ended
	June 30			June 30
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Terminal equipment and
materials	672	505	140	293	247	68
Interconnectivity and payments
to domestic and international
operators	446	452	125	222	228	63
Maintenance of buildings and
sites	320	*288	80	158	*127	35
Marketing and general expenses	276	266	73	153	126	35
Services and maintenance by
sub-contractors	77	74	20	34	36	10
Vehicle maintenance expenses	77	75	21	39	38	11
Content services expenses	48	34	9	24	17	5
Collection fees (in 2012
including royalties)	136	26	7	47	12	3
	2,052	1,720	475	970	831	230

  * The liability for leasing sites was reevaluated in the period. As a result of the revaluation, a decrease in expenses of NIS 30 million was recognized.

Note 10 - Other Operating Expenses (Income), Net

	Six months period ended			Three months period ended
	June 30			June 30
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Capital gains from real estate
and copper sales	(9)	(55)	(15)	(6)	(33)	(9)
Capital loss from derecognition
of assets	87	1	-	87	1	-
Provision for severance pay in
early retirement	7	35	10	7	49	13
Other	(15)	(10)	(3)	(18)	(5)	(1)
	70	(29)	(8)	70	12	3

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Financial instruments

A.	Issue of debentures

On May 29, 2013, Bezeq completed a private placement to classified investors by expanding series 6 debentures and series 7 debentures issued in Bezeq's shelf prospectus of June 1, 2011 and amended on June 22, 2011.

(1)           Series 6 debentures: issuance of 600,265,000 par value for NIS 680.1
(2)           Series 7 debentures: issuance of 189,900,000 par value for NIS 189.9

The conditions for these debentures are the same as the conditions for debentures of the same series in circulation. For the conditions and redemption table of series 6 and 7 debentures, see Note 14 "Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others" to the Annual Financial Statements.

B.	Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial assets does not differ significantly from their fair value.

	December 31, 2012		June 30, 2013
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Secured loans from banks and others
Israeli CPI-linked	1,763	1,772	1,582	1,647
Unlinked	3,868	3,883	3,773	3,888
Linked to the US Dollar	14	14	11	11
Debentures
Israeli CPI-linked	2,972	3,486	3,109	3,301
Unlinked	2,264	1,996	2,265	2,437

Dividend payable	669	678	338	342
	11,550	11,829	11,078	11,626

The methods used to estimate the fair values of financial instruments are described in Note 4 to the annual financial statements.

(2)	Fair value hierarchy

The Groups investments in monetary funds, exchange traded funds  and marketable securities as at June 30, 2013 totaled NIS 2 billion (as at December 31, 2012 totaled NIS 1.4 billion) are measured at fair value, using quoted prices (unadjusted) in active markets for identical instruments (level 1).

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Financial instruments (cont’d)

C.	Cash flow hedge accounting

(1)
Further to Note 18.F to the annual financial statements during the first quarter of 2013, Bezeq entered into two additional forward contracts to hedge exposure to changes in the CPI for the outstanding balance of its debentures (Series 5), amounting to NIS 322. The contracts expire on June 1, 2016.

As at June 30, 2013 the fair value liability of all of Bezeq’s forward contracts used to hedge cash flows totaled NIS 15.

Subsequent to the reporting date, Bezeq entered into five additional forward contracts to hedge exposure to changes in the CPI for the outstanding balance of its series 6 debentures, amounting to NIS 1.034 billion. The contracts expire between 2018 and 2020, in accordance with the debenture payment schedule.

(2)
During the first half of 2013 Pelephone entered into several forward contracts in a total of US$ 75 to reduce the exposure to exchange rate fluctuations in respect to terminal equipment purchases. As at June 30, 2013 the fair value liability of these forward contracts totaled NIS 5.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting

A.	Operating Segments

	Six-month period ended June 30, 2012 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	2,214	2,347	638	825	127	(825)	5,326
Inter-segment revenues	146	45	24	-	17	(223)	9
Total revenue	2,360	2,392	662	825	144	(1,048)	5,335
Depreciation and amortization	356	272	69	120	11	490	1,318
Segment results - operating income	939	526	103	126	(1)	(815)	878
Finance income	156	74	5	1	-	76	312
Finance expenses	(294)	(52)	(9)	(297)	(2)	177	(477)
Total finance income (expense), net	(138)	22	(4)	(296)	(2)	253	(165)
Segment profit (loss) after finance expenses, net	801	548	99	(170)	(3)	(562)	713
Share in losses of equity-accounted investee	-	-	-	-	-	(141)	(141)
Segment profit (loss) before income tax	801	548	99	(170)	(3)	(703)	572
Income tax	227	138	24	0	-	(146)	243
Segment results - net profit (loss)	574	410	75	(170)	(3)	(557)	329

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Six-month period ended June 30, 2013 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into US$ (Note 2C)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Revenue from external entities	2,112	1,844	675	806	117	(806)	4,748	1,313
Inter-segment revenues	138	35	29	1	10	(205)	8	2
Total revenue	2,250	1,879	704	807	127	(1,011)	4,756	1,315
Depreciation and amortization	335	234	64	126	15	207	981	271
Segment results - operating income (loss)	1,038	360	116	135	(10)	(524)	1,115	309
Finance income	156	85	5	5	1	12	264	73
Finance expenses	(264)	(26)	(11)	(301)	(4)	198	(408)	(113)
Total finance income (expense), net	(108)	59	(6)	(296)	(3)	210	(144)	(40)
Segment profit (loss) after finance expenses, net	930	419	110	(161)	(13)	(314)	971	269
Share in losses of equity-accounted investee	-	-	-	-	-	(107)	(107)	30
Segment profit (loss) before income tax	930	419	110	(161)	(13)	(421)	864	239
Income tax	239	105	29	1	2	(90)	286	79
Segment results - net profit (loss)	691	314	81	(162)	(15)	(331)	578	160

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont’d)

A.	Operating Segments (cont’d)

	Three-month period ended June 30, 2012 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	1,083	1,125	317	408	65	(408)	2,590
Inter-segment revenues	78	23	13	-	8	(117)	5
Total revenue	1,161	1,148	330	408	73	(525)	2,595
Depreciation and amortization	178	137	35	54	5	184	593
Segment results - operating income	437	259	53	74	1	(367)	457
Finance income	98	35	2	(2)	-	(3)	130
Finance expenses	(174)	(35)	(4)	(178)	-	104	(287)
Total finance income (expense), net	(76)	-	(2)	(180)	-	101	(157)
Segment profit (loss) after finance expenses, net	361	259	51	(106)	1	(266)	300
Share in losses of equity-accounted investee	-	-	-	-	-	(83)	(83)
Segment profit (loss) before income tax	361	259	51	(106)	1	(349)	217
Income tax	98	65	12	-	1	(70)	106
Segment results - net profit (loss)	263	194	39	(106)	-	(279)	111

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

A.	Operating Segments (cont’d)

	Three-month period ended June 30, 2013 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into US$ (Note 2C)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Revenue from external entities	1,053	898	338	403	60	(403)	2,349	649
Inter-segment revenues	68	17	20	-	4	(107)	2	1
Total revenue	1,121	915	358	403	64	(510)	2,351	650
Depreciation and amortization	168	113	33	64	8	103	489	135
Segment results - operating income (loss)	510	186	60	69	(9)	(266)	550	152
Finance income	82	44	2	2	0	3	133	37
Finance expenses	(135)	(14)	(4)	(170)	(1)	112	(212)	(59)
Total finance income (expense), net	(53)	30	(2)	(168)	(1)	115	(79)	(22)
Segment profit (loss) after finance expenses, net	457	216	58	(99)	(10)	(151)	471	130
Share in losses of equity-accounted investee	-	-	-	-	-	(67)	(67)	(18)
Segment profit (loss) before income tax	457	216	58	(99)	(10)	(218)	404	112
Income tax	106	55	14	1	-	(43)	133	37
Segment results - net profit (loss)	351	161	44	(100)	(10)	(175)	271	75

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of profit or loss

	Six-month period ended			Three-month period ended
	June 30			June 30
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note 2C)			(Note 2C)
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Profit or loss
Operating income for reporting segments	1,694	1,649	456	823	825	228
Elimination of expenses from a segment classified as an associate	(126)	(135)	(37)	(74)	(69)	(19)
Financing expenses, net	(165)	(144)	(40)	(157)	(79)	(22)
Share in the losses of equity-accounted investees	(141)	(107)	(30)	(83)	(67)	(19)
Profit (loss) from operations classified in other categories	(1)	(10)	(3)	1	(9)	(2)
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(678)	(381)	(105)	(288)	(193)	(53)
Other adjustments	(11)	(8)	2	(5)	(4)	(1)
Consolidated profit before income tax	572	864	239	217	404	112

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Subsequent Events

A.
On July 30, 2013 the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013. As part of the legislation Company Tax was increased to 26.5% as from January 1, 2014.

Had the legislation been substantially enacted prior to June 30, 2013 the effect of the change on the financial statements as at June 30, 2013 would have been reflected as an increase in deferred tax balances of NIS 53. The adjustment in the deferred tax balances would have been recognized against deferred tax expenses in the sum of NIS 53. The effect of the change on the equity attributable to shareholders of the Company would have been reflected as a decrease of NIS 16.

B.
On August 13, 2013, subsequent to the reporting date, the Company completed a private placement of NIS 180 (US$ 50) at par value of its Series B Debentures to several Israeli institutional investors. The private placement was carried out by an expansion to its outstanding Series B Debentures, which were first issued in September 2010. The conditions for these debentures are the same as the conditions for debentures of the same series in circulation. For the conditions and redemption of the debentures, see Note 14 to the annual financial statements.

Management’s Discussion And Analysis Of Financial Condition And
Results Of Operations

The following discussion of our results of operations for the six months ended June 30, 2013 and June 30, 2012 should be read together with our audited consolidated financial statements and the related notes contained in our Annual Report on Form 20-F.

General

In this discussion, "we", "us", "our", and the "Company" refer to B Communications and its subsidiaries, unless otherwise indicated. As used in this discussion, “Internet Gold” means “Internet Gold - Golden Lines Ltd,” “Eurocom Communications” means “Eurocom Communications Ltd.,” “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means  B Communications (SP2) Ltd., “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this discussion.  The operations of DBS are not included in Bezeq’s consolidated financial statements.

Our consolidated financial statements appearing in this discussion are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at June 28, 2013 (NIS 3.618 = $1.00). All references in this discussion to “dollars” or “$” are to U.S. dollars and all references in this discussion to “NIS” are to New Israeli Shekels.

Forward Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that reflect our current plans, estimates and beliefs and involve risk, uncertainties and assumptions. Words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to us, our business and our management, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. The identification of certain statements as “forward-looking” is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of many factors, including but not limited to those set forth under the section entitled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. All forward-looking statements included in this filing are based on information available to us on the date of this filing, and we assume no obligation to update any forward-looking statements contained in this filing. Our interim financial results may not be indicative of the financial results of future periods.

Adoption of IFRS

Effective as of January 1, 2009, we adopted IFRS as issued by the IASB, replacing the previous reporting standard which was U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008.

Acquisition of Controlling Interest in Bezeq

On April 14, 2010, we completed the acquisition of 30.44% of the outstanding shares of Bezeq, Israel’s largest telecommunications provider, for approximately NIS 6.5 billion.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began to report the consolidated results in our 2010 second quarter earnings release.  To facilitate the funding of our acquisition of the controlling interest in Bezeq, we entered into a series of long-term and short-term loans. See “Liquidity and Capital Resources”.

Overview

Bezeq is the leading provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel television, satellite broadcasts, Internet services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises, which is referred to as NEP services.

Bezeq’s management evaluates Bezeq’s performance through focusing on key performance indicators, which include among others: number of subscribers, churn rate, average revenue per user, or ARPU, and operating income and net income. These key performance indicators are primarily affected by the competitive and regulatory landscape in which Bezeq operates and its ability to adapt to the challenges it faces.

How Bezeq Generates Revenue

Bezeq has four principal operating segments: (i) fixed-line domestic communications; (ii) cellular; (iii) international communications, Internet and NEP services; and (iv) multi-channel television (DBS). Effective August 21, 2009, Bezeq no longer consolidates the results of DBS in its financial statements and its investment in DBS is accounted for under the equity method. In addition to the four principal segments, Bezeq has other areas of operation that are not material to its consolidated operations and they are aggregated in the financial statements as “Other.”

Revenue from Bezeq’s fixed-line domestic communications segment is derived primarily from fees received for (i) its telephony services, including mainly the basic telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) inter Internet access infrastructure services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services, data center services, a search engine for finding phone numbers (including a classified search) and new services.

Revenue from the Pelephone cellular segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone also sells cellular phones and devices, modems and laptop computers and offers repair services.

Bezeq International’s revenues are primarily derived from Internet access services for private and business customers, including terminal equipment and support, voice services including, international direct dialing services to business and private customers and international call routing and termination services, hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

DBS’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite broadcast services. DBS offers approximately 150 different video channels (of which 20 are pay per view channels and 10 are High Definition channels) and 20 radio channels, 30 music channels and interactive services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to 12 months.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Significant Costs and Expenses

Depreciation and Amortization. Subsequent to our acquisition of the controlling interest in Bezeq, we adopted Bezeq’s policies regarding the depreciation and amortization expenses related to its communications business network equipment and capacity. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs, amortization of purchased intangibles and the depreciation and amortization with respect to the purchase price allocation relating to our purchase of the controlling interest in Bezeq.

Salaries. Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees. Bezeq’s consolidated salary expenses primarily consist of operating and general and administrative salaries, benefits, stock-based compensation and incentive compensation.

General and Operating Expenses. Bezeq’s consolidated general and operating expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses. Other operating expenses primarily include provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and loss from copper forward contracts.

Finance Expense. Our finance expense includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks. We also incurred interest and linkage expenses attributable to the bank loans we incurred to facilitate the funding of our acquisition of the controlling interest in Bezeq. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

Income Tax. Income tax expense is comprised of current and deferred tax. We recognize current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. under our assessment deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The applicable Israeli company income tax rate was 25% and 24% in 2010 and 2011, respectively, and 25% in 2012 and 2013. In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013.

Results of Operations

The following table sets forth our results of operations in NIS millions for the six months ended June 30, 2012 and 2013 (IFRS):

	Six Months Ended June 30,
	2012	2013
Revenues	5,335	4,756
Depreciation and amortization	1,318	981
Salaries	1,017	969
General and operating expenses	2,052	1,720
Other operating expenses (income)	70	(29)
Operating income	878	1,115
Finance expense	477	408
Finance income	(312)	(264)
Income after financing expenses (income), net	713	971
Share of losses in equity-accounted investee	141	107
Income before income tax	572	864
Income tax	243	286
Income for the period	329	578
Income (loss) attributable to owners of the Company	(1)	101
Income attributable to non-controlling interest	330	477
Income for the period	329	578

The following two tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis in NIS millions for the six months ended June 30, 2012 and 2013.

As a result of the Bezeq acquisition, we assigned fair value to the assets acquired and liabilities assumed using the acquisition method. Adjustments to record the allocation of the consideration paid for assets acquired and liabilities assumed for Bezeq have not been reflected in the separate reporting of the segments because they are not being reviewed by our Chief Operating Decision Maker in order to make decisions about resources to be allocated to the segments and assess their performance. Accordingly, the purchase accounting adjustments are presented under the “adjustments” column.

	Six-month period ended June 30, 2013
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into US$
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Revenue from external entities	2,112	1,844	675	806	117	(806)	4,748	1,313
Inter-segment revenues	138	35	29	1	10	(205)	8	2
Total revenue	2,250	1,879	704	807	127	(1,011)	4,756	1,315
Depreciation and amortization	335	234	64	126	15	207	981	271
Segment results - operating income (loss)	1,038	360	116	135	(10)	(524)	1,115	309
Finance income	156	85	5	5	1	12	264	73
Finance expenses	(264)	(26)	(11)	(301)	(4)	198	(408)	(113)
Total finance income (expense), net	(108)	59	(6)	(296)	(3)	210	(144)	(40)
Segment profit (loss) after finance expenses, net	930	419	110	(161)	(13)	(314)	971	269
Share in losses of equity-accounted investee	-	-	-	-	-	(107)	(107)	30
Segment profit (loss) before income tax	930	419	110	(161)	(13)	(421)	864	239
Income tax	239	105	29	1	2	(90)	286	79
Segment results - net profit (loss)	691	314	81	(162)	(15)	(331)	578	160

	Six-month period ended June 30, 2012
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	2,214	2,347	638	825	127	(825)	5,326
Inter-segment revenues	146	45	24	-	17	(223)	9
Total revenue	2,360	2,392	662	825	144	(1,048)	5,335
Depreciation and amortization	356	272	69	120	11	490	1,318
Segment results - operating income (loss)	939	526	103	126	(1)	(815)	878
Finance income	156	74	5	1	-	76	312
Finance expenses	(294)	(52)	(9)	(297)	(2)	177	(477)
Total finance income (expense), net	(138)	22	(4)	(296)	(2)	253	(165)
Segment profit (loss) after finance expenses, net	801	548	99	(170)	(3)	(562)	713
Share in losses of equity-accounted investee	-	-	-	-	-	(141)	(141)
Segment profit (loss) before income tax	801	548	99	(170)	(3)	(703)	572
Income tax	227	138	24	0	-	(146)	243
Segment results - net profit (loss)	574	410	75	(170)	(3)	(557)	329

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Revenues. Our revenues decreased by 10.9% to NIS 4.8 billion (approximately $1.3 billion) for the six months ended June 30, 2013 from NIS 5.3 billion for the six months ended June 30, 2012. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2013 was primarily due to NIS 513 million (approximately $142 million), or 21.4%  decrease in the revenues of  the cellular segment, in which increased competition caused revenue from the sale of handsets and services to decrease. To a lesser extent, the decrease in revenues is also attributable to the NIS 110 million (approximately $30 million), or 4.6%, decrease in the revenues of the fixed-line segment.

Bezeq’s domestic fixed-line communications segment revenues in the six months ended June 30, 2013 decreased to NIS 2.3 billion (approximately $622 million) compared with NIS 2.4 billion in the six months ended June 30, 2012, a decrease of 4.6%. The decrease in the segment’s revenues was primarily due to a reduction in telephony revenues as a result of a decrease in the average revenue per line, a decrease in the number of access lines, as well as a decrease in interconnect fees from calls to cellular networks. The decrease in revenues was partially offset by a 8.6% increase in revenues from internet services that rose to NIS 631 million (approximately $174 million) in the six months ended June 30, 2013 compared to NIS 581 million in the six months ended June 30, 2012. The increase in revenues from internet services is primarily attributed to an increase in the number of internet subscribers and an increase in the ARPU, due to the continued upgrades by customers to faster broadband internet speeds.

Pelephone’s revenues in the six months ended June 30, 2013 decreased to NIS 1.9 billion (approximately $519 million) compared with NIS 2.4 billion in the six months ended June 30, 2012, a decrease of 21.4%. Revenues from services in the six months ended June 30, 2013 decreased to NIS 1.4 billion (approximately $390 million) compared to NIS 1.7 billion in the six months ended June 30, 2012, a decrease of 16.6%. The decrease is primarily attributable to the reduction in tariffs that resulted from the intensified competition in the cellular market. The intensified competition caused a decrease in ARPU, as well as a decrease in the number of subscribers. The decrease in revenues was partially offset by an increase in the revenues from cellular operators that are hosted on Pelephone's network. Revenues from the sale of terminal equipment in the six months ended June 30, 2013 decreased to NIS 469 million (approximately $130 million), compared to NIS 701 million in the six months ended June 30, 2012, a decrease of 33.1%. The decrease is primarily attributable to a decrease in handset sales and prices that resulted from regulatory changes that prevent carriers from subsidizing handset sales and the opening of the handset market to third-party imports that resulted in the opening of numerous independent handset stores.

Bezeq International’s revenues in the six months ended June 30, 2013 increased to NIS 704 million (approximately $195 million) compared with NIS 662 million in the six months ended June 30, 2012, an increase of 6.3%. The increase in revenues is primarily attributable to an increase in revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT) and increased revenues from internet operations due to an increase in the number of subscribers.  The increase was partially offset by a decrease in revenues from outgoing calls attributable to the transition in the cellular market to packages that include unlimited overseas calls.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 981 million (approximately $271 million) for the six months ended June 30, 2013 compared to NIS 1.3 billion for the six months ended June 30, 2012, a decrease of approximately 25.6%.  The decrease was primarily due to the decrease in depreciation and amortization arising from the purchase price allocation relating to our purchase of the controlling interest in Bezeq, which was NIS 361 million (approximately $100 million) and NIS 654 million for the six months ended June 30, 2013 and 2012, respectively.

Bezeq recorded consolidated depreciation and amortization expenses of NIS 654 million (approximately $181 million) for the six months ended June 30, 2013 compared to NIS 716 million for the six months ended June 30, 2012, a decrease of approximately 8.7%. The decrease is primarily attributable to the reduction in depreciation and amortization expenses relating to the domestic fixed-line communications and the cellular segments.

Bezeq’s domestic fixed line communications segment’s depreciation and amortization expenses amounted to NIS 335 million (approximately $93 million) in the six months ended June 30, 2013 compared with NIS 356 million in the six months ended June 30, 2012, a decrease of 5.9%. The decrease was primarily attributable to the end of depreciation of the segment’s old network in 2012 and other property, plant and equipment, as well as a revision of depreciation rates. The decrease was partially offset by the amortization of new investments.

Pelephone’s depreciation and amortization expenses in the six months ended June 30, 2013 amounted to NIS 234 million (approximately $65 million) compared to NIS 272 million in the six months ended June 30, 2012, a decrease of 14%. The decrease is mainly attributable to the termination of the capitalization of subscriber acquisition costs and the end of depreciation of other property, plant and equipment.

Bezeq International’s depreciation and amortization expenses in the six months ended June 30, 2013 amounted to NIS 64 million (approximately $18 million) compared with NIS 69 million in the six months ended June 30, 2012, a decrease of 7.3%. The decrease is primarily attributable to the extension of the term of the agreement for irrevocable bandwidth usage rights in the capacity of a submarine cable that serves as a back-up for the submarine cable owned by Bezeq International.

Salaries. Salaries decreased by 4.7% to NIS 969 million (approximately $268 million) for the six months ended June 30, 2013 from NIS 1.0 billion for the six months ended June 30, 2012, primarily due to the decrease in salary expenses in the cellular and fixed-line segments.

Bezeq’s fixed-line domestic communications segment’s salary expenses decreased by 4.1% to NIS 512 million (approximately $142 million) for the six months ended June 30, 2013 from NIS 534 million for the six months ended June 30, 2012.  The decrease in salary expenses was primarily due to a decrease in the number of employees and in share-based compensation.  The decrease was partially offset by a decrease in capitalized salary costs and increased wages in the six months ended June 30, 2013.

Pelephone’s salary expenses in the six months ended June 30, 2013 decreased to NIS 223 million (approximately $62 million) compared with NIS 262 million in the six months ended June 30, 2012, a decrease of 14.9%. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International’s salary expenses in the six months ended June 30, 2013 amounted to NIS 143 million (approximately $40 million) compared with NIS 136 million in the six months ended June 30, 2012, an increase of 5.2%.  The increase in salary expenses was primarily attributable to a decrease in capitalized salary costs, and an increase in the number of employees providing outsourcing services in ICT operations.

General and Operating Expenses. General and operating expenses decreased by 16.2% to NIS 1.7 billion (approximately $475 million) for the six months ended June 30, 2013 from NIS 2.1 billion for the six months ended June 30, 2012. The decrease is primarily attributable to the decrease in the cost of selling terminal equipment by the cellular segment. In addition, commencing in 2013, the Bezeq Group's obligation to pay royalties to the State of Israel was cancelled.

The general and operating expenses of Bezeq’s fixed-line domestic communications segment decreased to NIS 448 million (approximately $124 million) in the six months ended June 30, 2013, compared with NIS 537 million in the six months ended June 30, 2012, a decrease of 16.6%. The decrease is primarily attributable to the cancellation of the mandatory payment of royalties to the State of Israel commencing in 2013, a decrease in interconnect fees paid to cellular networks operations along with a corresponding decrease in revenues from interconnect fees and due to the Bezeq’s streamlining efforts. The decrease in general and operating expenses was partially offset in the current period by a reduction in the obligation to pay frequency licensing fees during the first quarter of 2012.

Pelephone's general and operating expenses in the six months ended June 30, 2013 decreased to NIS 1.1 billion (approximately $294 million) compared to NIS 1.3 million in the six months ended June 30, 2012, a decrease of 20.3%. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, primarily due to a decrease in the number of handsets sold, the cancellation in 2013 of mandatory royalty payments to the State of Israel, a decrease in bad and doubtful debt expenses, a decrease in distribution fees and a one-time decrease of approximately NIS 30 million ($8 million) in site rental fees following an adjustment of a liability estimate included in the financial statements.

Bezeq International’s general and operating expenses in the six months ended June 30, 2013 increased to NIS 381 million (approximately $105 million) compared with NIS 354 million in the six months ended June 30, 2012, an increase of 7.6%. The increase is primarily attributable to an increase in the cost of call transfers between communications carriers worldwide and increased expenses from enterprise communications solutions. The increase in the general and operating expenses was partially offset by a decrease in expenses for outgoing calls, consistent with the decline in revenues.

Other Operating Income, net. We had other operating income, net of NIS 29 million (approximately $8 million) in the six months ended June 30, 2013 compared to other operating expenses, net of NIS 70 million in the six months ended June 30, 2012. The transition from expenses to income is primarily attributable to the increase in capital gains from the sale of real estate and copper and from a NIS 54 million loss recorded in the second quarter of 2012 resulting from the termination of a CRM (customer relationship management) project. The increase was partially offset by a NIS 35 million ($10 million) provision for severance pay with respect to employee early retirements, which was recognized in the first half of 2013.

Finance expenses, net.  Our finance expenses, net decreased by 12.7% to NIS 144 million (approximately $40 million) for the six months ended June 30, 2013 from NIS 165 million for the six months ended June 30, 2012.  The decrease is primarily attributable to lower interest and CPI linkage expenses relating to the bank loans we incurred in connection with our purchase of the controlling interest in Bezeq. The decrease was partially offset by the financial income recorded from the sale of Bezeq’s holdings in Traffix Communications Systems Ltd. at a profit of NIS 74 million in the first half of 2012.

Our finance expenses, net for the six months ended June 30, 2013 decreased to NIS 110 million (approximately $30 million) compared with NIS 144 million for the six months ended June 30, 2012, a decrease of 23.6%. The decrease is primarily attributable to lower interest and CPI linkage expenses that resulted from the reduction in the amount of the outstanding bank debt that was incurred to purchase our controlling interest in Bezeq and from lower inflation levels and floating interest rates in the first half of 2013 compared to the first half of 2012.

Bezeq’s consolidated finance expenses, net increased to NIS 54 million (approximately $15 million) in the six months ended June 30, 2013 compared to finance income, net of NIS 46 million in the six months ended June 30, 2012. The increase is primarily attributable to Bezeq’s sale of its holdings in Traffix Communication Systems Ltd. in the six months ended June 30, 2012.

Income Tax. Income tax expenses increased by 17.7% to NIS 286 million (approximately $79 million) for the six months ended June 30, 2013 from NIS 243 million for the six months ended June 30, 2012. The increase resulted from higher income before income tax in the six months ended June 30, 2013 compared to the six months ended June 30, 2012.

Bezeq’s consolidated income tax expenses in the six months ended June 30, 2013 represented 26% of its profit after net finance expenses, compared to 26.9% in the six months ended June 30, 2012. The decrease in tax expenses is primarily attributable to lower income before income tax in the cellular segment and to a tax expense recorded in the six months ended June 30, 2012 with respect to Bezeq's sale of its holdings in Traffix Communications Systems Ltd.

Income Attributable to the Owners of Our Company. Income attributable to the owners of our company was NIS 101 million (approximately $28 million) for the six months ended June 30, 2013, compared to loss attributable to the owners of our company of NIS 1 million for the six months ended June 30, 2012. The transition from loss to income is primarily attributable to lower depreciation and amortization expenses in the six months ended June 30, 2013 with respect to the purchase price allocation relating to our purchase of the controlling interest in Bezeq.

Income Attributable to Our Non-Controlling Interests. Income attributable to our non-controlling interests was NIS 477 million (approximately $132 million) for the six months ended June 30, 2013 compared to NIS 330 million for the six months ended June 30, 2012. The increase in income attributable to our non-controlling interests resulted from the lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction. The increase was partially offset by the decrease in Bezeq’s net income.

Seasonality

Bezeq’s consolidated operating results are generally not characterized by a seasonal pattern. In general, Bezeq’s revenues from its cellular phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel. In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays. For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Impact of Currency Fluctuations and Inflation

Although the majority of our revenues and expenses are denominated in NIS, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

During 2012 and the first six months of 2013, the U.S. dollar depreciated against the NIS. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

From time to time we use derivative financial instruments, such as forward currency contracts to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to-period comparisons of our results in U.S. dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable Israeli company income tax rate was 25% and 24% in 2010 and 2011, respectively, and 25% in 2012 and 2013. In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013.

Had the legislation been substantially enacted by June 30, 2013 the effect of the change on the financial statements as at June 30, 2013 would have been reflected in an increase in deferred tax balances of NIS 53 million (approximately $15 million). The adjustment in the deferred tax balances would have been recognized against deferred tax expenses in the sum of NIS 53 million (approximately $15 million). The effect of the change on the equity attributable to shareholders of our Company would have been reflected as a decrease of NIS 16 million (approximately $4 million).

As of December 31, 2012, we had tax loss carryforwards in the amount of NIS 170 million ($47 million) and capital losses carry forward in the amount of NIS 8 million (approximately $2 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Liquidity and Capital Resources

From our inception in 1999 until our initial public offering in October 2007, we operated as a wholly owned subsidiary of Internet Gold. From the commencement of our operations until 2003, when we began to generate positive operating cash flow, our operations were financed by our parent company from its financial resources.

As of December 31, 2012, and June 30, 2013, we had cash and cash equivalents and marketable securities on an unconsolidated basis of NIS 694 million and NIS 745 million (approximately $206 million), respectively. The increase in our cash and cash equivalents and marketable securities balances is primarily attributable to a NIS 421 million (approximately $116 million) dividend received from Bezeq, offset by a NIS 89 million (approximately $25 million) principal and interest payment with respect to our debentures and a NIS 294 million (approximately $81 million) principal and interest payments with respect to bank and financial institution loans we incurred to finance the Bezeq acquisition.

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for aggregate cash purchase price of approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. In March 2011, we acquired an additional 0.93% of Bezeq's outstanding shares for approximately NIS 300 million, increasing our ownership in Bezeq to 31.37%. At present our ownership interest in Bezeq is 30.97%.

As part of our acquisition of the controlling interest in Bezeq, effective January 1, 2010, we sold our legacy Communications Business excluding certain retained indebtedness and liabilities to a wholly-owned subsidiary of Ampal, for NIS 1.2 billion.

On March 24, 2010, we completed a private placement of 3,478,000 of our ordinary shares to Israeli institutional investors and our controlling shareholder, Internet Gold. The offering price of NIS 116 per ordinary share was determined by means of a tender by third-party institutional investors. Based on Internet Gold’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold purchased 2,599,310 of our ordinary shares, which represent approximately 75% of the shares sold in the private placement. The private placement proceeds from Internet Gold were paid to us by repayment of NIS 301.5 million of loans which were previously provided to us by Internet Gold in March 2007 and November 2009, and we repaid the outstanding balance of NIS 31.5 million in May 2010.

Debentures

On September 1, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "A2" rating (local scale) to the unsecured debentures to be issued by our company, which include the Series B Debentures. On August 13, 2013 Midroog Ltd. confirmed the “A2” stable rating to our debentures.

Series A Debentures.  During the period from March 2007 to May 2007, we issued a total of NIS 425 million of Series A Debentures to repay the indebtedness we incurred in connection with our acquisition of 012 Golden Lines. The Series A Debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The Series A Debentures bear annual interest at the rate of 5.85%, which was decreased to an annual interest rate of 4.75% when they were listed for trading on the TASE.

In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of our Series A Debentures. The purchases may be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases are determined by our management based on its evaluation of market conditions and other factors. As of December 31, 2012, we had repurchased NIS 16,150,943 of Series A Debentures under the program at a total purchase price of approximately NIS 15.9 million, or an average price of NIS 98.5 per bond. As of June 30, 2013, NIS 153 million (approximately $42 million) of our Series A Debentures were outstanding.

Series B Debentures. On September 21, 2010, we issued, at par value, NIS 400 million Series B Debentures to the public in Israel. The Series B Debentures are listed for trade on the TASE.

The Series B Debentures are payable in four equal annual installments on March 31 of each of the years 2016 through 2019, pay interest at a fixed annual rate of 6.5% as was set in the public tender, payable in semi-annual installments on March 31 and on September 30 of each of the years 2011 through 2019 (the first interest payment was made on March 31, 2011, and the last interest payment is payable on March 31, 2019). The Series B Debentures are NIS denominated and are not linked to the Israeli CPI. The interest rate for the first interest period that began on September 26, 2010 and ended on March 30, 2011 for the Series B Debentures was 3.31233%. The Series B Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The net proceeds from the Public Offering, after deduction of the arrangers fees, early commitment fees and other expenses and commissions of the Public Offering, were NIS 395.8 million (approximately $111.5 million).

The Indenture for the Series B Debentures provides for certain events of default which may cause the immediate repayment of such debentures, including: (i) if Eurocom Communications will not have control (directly or indirectly) over our company; (ii) if we will not have control (directly or indirectly) over, or hold the control block in, Bezeq; or (iii) if we issue additional Series B Debentures resulting in the issuance of a rating lower than A2 by Midroog Ltd, or an equivalent rating from another rating agency upon the issuance of the additional debentures.

In January 2012 and August 2013, we issued NIS 125.8 million and NIS 180 million, respectively, of our Series B Debentures in two private placements. The private placements were carried out as an increase to our outstanding Series B Debentures. The newly issued Series B Debentures are listed on the TASE and their terms are identical to the terms of Series B Debentures issued in September 2010.

Bezeq’s Dividend Distributions

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority share in accordance with Bezeq’s consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time. Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association.

Bezeq paid total cash dividends of NIS 3.7 billion, NIS 3.2 billion, NIS 3.1 billion and NIS 1.4 billion (approximately $376 million) in the three years ended December 31, 2012 and six months ended June 30, 2013, out of which we received NIS 1.1 billion, NIS 984 million, NIS 953 million and NIS 421 million (approximately $116 million), respectively.

On March 31, 2011, the Tel Aviv District Court approved a NIS 3 billion distribution by Bezeq to its shareholders in six equal, semi-annual payments during the period 2011-2013. The Court approval was required as the amount of the distribution exceeded Bezeq’s accounting profits according to its financial statements.  All of the six semi-annual payments of NIS 0.5 billion were distributed to Bezeq's shareholders. The final payment was made on September 15, 2013, in which we received NIS 155 million (approximately US $43 million).

On August 27, 2013, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders in the total sum of NIS 969 million to Bezeq's shareholders of record on September 3, 2013. The dividend, which is based on Bezeq’s dividend distribution policy, was paid on September 15, 2013.  We received NIS 300 million (approximately US $83 million) from this distribution.

On April 8, 2013, C.F.A. Drilling Ltd., or C.F.A., purporting to be a shareholder of Bezeq, submitted a statement of claim for a declaratory judgment against Bezeq, our company and Mr. Shaul Elovich, to the District Court in Tel Aviv.  In its claim, C.F.A. asserted that we, as the controlling shareholder in Bezeq, have a personal interest in the distribution of dividends by Bezeq.  C.F.A. is seeking a declaratory judgment to the effect that: (i) we have a personal interest in connection with any proposed distribution of dividends at Bezeq's next general meeting; (ii) Bezeq should publicize, reasonably prior to that annual meeting, all the information made available to Bezeq's board of directors before it makes a decision whether to recommend the distribution of dividends, as well as the full minutes of the board's deliberations concerning this matter; and (iii) Bezeq should ensure the attendance at the annual meeting of the experts, if any, who delivered an opinion regarding Bezeq's solvency, in order to answer any questions that the shareholders may have prior to a decision being taking at the Meeting. On April 17, 2013, we and Mr. Shaul Elovitch submitted a motion to dismiss the claim or, in the alternative, to stay the proceeding due to pending claims in related matters.

Financing for the Acquisition of the Bezeq Shares

For information relating to the financing of our acquisition of 30.44% of Bezeq’s outstanding shares, please  see the section captioned Management’s  Discussion and Analysis in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 24, 2013.

The Company is currently in advanced stages of negotiations with an Israeli bank consortium, led by Bank Hapoalim, to update its financing agreement that was used to help finance the purchase of the controlling interest in Bezeq in 2010. The contemplated update to the financing agreement is expected to immediately improve the Company’s financial position, providing a gradual decrease in the amounts payable to the banks until the end of 2016 and an increase in the reserves available for distribution. The proposed update, if consummated, will achieve the following objectives: (i) decrease the required annual debt repayments by approximately NIS 130 million; (ii) permit SP2, our wholly owned subsidiary that holds our Bezeq shares, to pay us a significant amount of dividends in the near future; and (iii)  revise the current covenants to allow us to cause SP2 to distribute to us most of the reserves SP2 will accumulate until 2016 and provide for an early repayment of a portion of the bank debt.

It is not certain that the Company will reach a definitive agreement with the banks and the objectives mentioned above are under negotiations and subject to changes. If and when an update to the Company’s financing agreement will be signed, we will publish the relevant details.

Financing of Ongoing Operations

We expect to have sufficient funds to meet our working capital needs, capital expenditures, debt service and other funding requirements for the next 12 months, both on a consolidated level (including Bezeq) and with respect to our own debt service (not including Bezeq). For this analysis we took into account the following:

The working capital and debt aspects of Bezeq:

We believe that our base asset, Bezeq, is a strong and well capitalized company. Its cash flow from operating activities was approximately NIS 2 billion (approximately $573 million) in the six month period ended June 30, 2013, an increase of 4.3% compared to cash flow from operating activities of NIS 2 billion for the six month period ended June 30, 2012.

Analysis of our working capital and debt repayment over the long term:

We expect to have sufficient funds to service our indebtedness (excluding Bezeq’s indebtedness) from our current cash, cash equivalents and current investments, as well from future dividends from Bezeq, whose dividend policy is to distribute all of the net profits attributable to its shareholders as dividends. It is important to note that Bezeq previously announced the distribution of a special dividend of NIS 3 billion, of which NIS 1 billion was paid in both 2011 and 2012 and  NIS 500 million was paid in the first half of 2013. The final payment of NIS 500 million was paid in September 2013.

In the first half 2013, we received dividends from Bezeq totaling NIS 421 million (approximately $116 million). In the six months ended June 30, 2013, we made total debt repayments of NIS 386 million (approximately $107 million), consisting of NIS 294 million (approximately $81 million) of payments to banks and financial institutions, NIS 89 million (approximately $25 million) in debenture installments and NIS 3 million to others (approximately $1 million).

In August and September 2013 we  received dividends from Bezeq totaling NIS 455 million (approximately $126 million) and we expect to make debt repayments of NIS 261 million (approximately $72 million) during the remainder of 2013, thereby creating a cash surplus of NIS 194 million (approximately $54 million) at December 31, 2013. In addition,  in August 2013, we issued additional series B debentures increasing our cash balances by NIS 180 million (approximately $50 million). We expect that our total accumulated cash surplus at December 31, 2013 will be approximately NIS 1.1 billion.

In 2014, we expect that our dividends from Bezeq will be sufficient to serve our current debt payments totaling NIS 616 million, of which approximately NIS 500 million is due to banks and institutions and approximately NIS 116 million is due to our debenture holders.

Beyond 2014, we expect to have sufficient funds to serve our expected indebtedness.

Our current liquid balances:

As of June 30, 2013, our cash and cash equivalents and marketable securities on an unconsolidated basis totaled NIS 745 million (approximately $206 million). In addition, we own 30 million Bezeq ordinary shares that are free from any encumbrances. These shares can, if necessary, be used as collateral to refinance old debt or may be sold for cash.

Cash Flows

The following table summarizes our consolidated cash flows on a consolidated basis in NIS millions for the six months ended June 30, 2012 and 2013:

	Six Months ended June 30,
	2012	2013

Net cash provided by operating activities	1,980	2,075
Net cash used in investing activities	(366)	(1,000)
Net cash used in by financing activities	(2,349)	(1,186)
Net decrease in cash and cash equivalents	(735)	(111)
Cash and cash equivalents as at the beginning of the period	1,369	757
Cash and cash equivalents as at the end of the period	634	646

Operating Activities

Consolidated cash provided by operating activities in the six months ended June 30, 2013 was NIS 2.1 billion (approximately $574 million) compared to NIS 2 billion in the six months ended June 30, 2012. The increase of NIS 95 million was mainly attributable to the Domestic Fixed-Line Communications segment, mostly due to changes in working capital.  The increase was partially offset by changes in profit and profit adjustments and by a decrease in cash flows from operating activities in the Cellular Communications segment, due to lower net profits.

Investing Activities

Consolidated cash used in investing activities in the in the six months ended June 30, 2013 was NIS 1 billion (approximately $276 million) compared to NIS 366 million in the in the six months ended June 30, 2012. The increase of NIS 634 million was mainly attributable to the increase in investments in financial assets held for trading amounted to NIS 608 million in the six months ended June 30, 2013 compared with net proceeds of NIS 290 million in the corresponding six months in 2012. This increase was offset by a decrease of NIS 203 million in investments in property, plant and equipment in the six months ended June 30, 2013 compared with the corresponding six months in 2012.

Financing Activities

Consolidated cash used in financing activities in the six months ended June 30, 2013 was NIS 1.2 billion (approximately $328 million) compared to NIS 2.3 million in the six months ended June 30, 2012.  The decrease of NIS 1.1 billion in cash used in financing activities was mainly attributable to debentures issued by Bezeq in the six months ended June 30, 2013 in the amount of NIS 869 million.

Bezeq’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows in NIS millions for the six months ended June 30, 2012 and 2013:

	Six Months ended June 30,
	2012	2013

Net cash provided by operating activities	1,988	2,074
Net cash used in investing activities	(341)	(774)
Net cash used in by financing activities	(2,396)	(1,222)
Net (decrease) increase in cash and cash equivalents	(749)	78
Cash and cash equivalents at beginning of period	1,352	466
Cash and cash equivalents at end of period	603	544

Operating Activities

Consolidated cash flows from operating activities in the six months ended June 30, 2013 amounted to NIS 2.1 billion (approximately $573 million) compared to NIS 2 billion in six months ended June 30, 2012,  an increase of NIS 86 million. The increase was primarily attributable to the Domestic Fixed-Line Communications segment, mostly due to changes in working capital.  The increase was partially offset by changes in profit and profit adjustments and by a decrease in cash flows from operating activities in the Cellular Communications segment, due to lower net profits.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2013 was NIS 774 million (approximately $214 million), compared to NIS 341 million in the six months ended June 30, 2012. The increase resulted from a NIS 371 million net investments in financial assets held for trading in the first six months of 2013 compared with net proceeds of NIS 320 million in the corresponding six months of 2012. This decrease was offset by the NIS 497 million investments in development of communications infrastructures in the first six months of 2013 compared with NIS 700 million in the corresponding six months of 2012.

Financing Activities

Net cash used in financing activities in the six months ended June 30, 2013 was NIS 1.2 billion (approximately $338 million) compared to NIS 2.4 billion in the corresponding six months of 2012. The decrease of NIS 1.2 billion in cash used in financing activities was mainly attributable to debentures issued by Bezeq in the six months ended June 30, 2013 in the amount of NIS 869 million.

Critical Accounting Policies

We adopted the critical accounting policies of Bezeq after our acquisition of the controlling interest in Bezeq.  The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates. A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F.